SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

OTI and ST Introduce the First Fully Certified Product Device to Support
Both MasterCard and Visa Contactless Programs on a Single Chip

— New Product Offers Card Manufacturers and Issuers Secured Platform and a Single
Product to Support Multiple Payment Programs and Quicker Time to Market
— Product Ready for Delivery
— Solution to be Presented at CardTech/SecurTech Show in San Francisco, May 15-17

Geneva and Fort Lee, New Jersey – May 14, 2007 – STMicroelectronics and OTI today announced that their secure contactless microcontroller solution received full certification from MasterCard. The certification includes level 1, level 2 and CAST (Chip Assessment Security Testing) certification from MasterCard for use as a dual application card, supporting both MasterCard PayPass and Visa PayWave applications making it the first fully certified solution to support both MasterCard and Visa contactless applications on a single chip. ST (NYSE: STM), one of the world’s leading semiconductor manufacturers and the leader in smart card microcontrollers for financial and transportation applications, will supply the contactless microcontroller and On Track Innovations Ltd, (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications will provide the operating system and application and the contactless card technology including the inlay technology. The solutions will be presented at OTI’s booth #200 at the 17th annual CardTech/SecurTech show in the Moscone Center in San Francisco, May 15-17, 2007.

With the new product, card manufacturers can create single inventory to support both MasterCard and Visa contactless programs. Once an order is received, a card manufacturer can program the card to support either MasterCard or Visa programs.

The combined OTI and ST solution offers card manufacturers with the ability to:
—	Optimize card manufacturers’inventory management by supporting MasterCard and Visa on a single chip.
—	Reduce time to market
—	Improve cost structure
—	Acquire a flexible and modular solution
—	Deliver better economies of scale

OTI provides proprietary hardware and software to enable complete inlay and key life cycle and management solutions so that card vendors are able to perform application selections. OTI’s inlay solution leverages unique intellectual property and design so that it can be seamlessly integrated into existing operations. OTI also offers quality assurance and quality control tools to ensure the best products are brought to the market. OTI’s production facilities meet the most stringent quality and industry requirements. The facilities are MasterCard CQM certified and have a current capacity of 1.5 Million card units per week.

OTI and STMicroelectronics have already successfully delivered commercial quantities of card solutions to the US market and OTI has successfully integrated its inlay technology and products with leading U.S. card vendors and is providing key fob and other form factors to support MasterCard’s PayPass and Visa’s PayWave initiatives.

“With more than 20 years of smart card experience, in addition to a world-class manufacturing capability, ST is making dramatic progress in introducing the secure products the industry needs for leading-edge payment applications,” said Andreas Raschmeier, Director of Smart Card Sales and Marketing. “These new products are optimized to offer the security, performance and features to suit important high-security banking programs.”

“One solution supporting multiple applications on a single chip provides flexibility, all of that while providing a cost effective, reliable and secure way to implement contactless cards,” said Oded Bashan, Chairman, President and CEO of OTI. “The combination of OTI and ST provides card issuers and manufacturers with a strong delivery channel, from financially solid, experienced providers.”

The combined OTI and ST solution is based on the ST19WR02, an advanced silicon product, specially designed for contactless payment applications. The ST19WR02 has an optimized analog RF interface and dedicated security features, offering high data rates (424 Kbit/s) and fast transaction times.

For more information on ST’s contactless microcontroller solutions, please visit www.st.com/smartcard. For more information on OTI’s contactless payment solutions, please visit www.otiglobal.com.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets.  Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2006, the Company’s net revenues were $9.85 billion and net earnings were $782 million. Further information on ST can be found at www.st.com.

OTI – Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, as well as statements regarding the potential size of the market of OTI’s solution. Forward-looking statements could be impacted by failure of market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Press Contacts:

Michael Markowitz
Director of Worldwide Technical Media Relations
STMicroelectronics
+1 212 821-8959
michael.markowitz@st.com

Galit Mendelson
Director of Corporate Communications
OTI
+1 201 944 5200 ext. 111
galit@otiglobal.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: May 15th, 2007